UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY

OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number: 814-00672				Date examination completed: July 17, 2013
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: NGP Capital Resources Company
4. Address of principal executive office (number, street, city, state, zip code): 909 Fannin, Suite 3800, Houston, Texas 77010

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of NGP Capital Resources Company (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of July 17, 2013 and from December 31, 2012 through July 17, 2013.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 17, 2013 and from December 31, 2012 through July 17, 2013, with respect to securities reflected in the investment account of the Company.

 NGP Capital Resources Company

By:

/s/ L. Scott Biar

L. Scott Biar

Chief Financial Officer, Secretary,

Treasurer and Chief Compliance Officer

November 15, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors of

NGP Capital Resources Company

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that NGP Capital Resources Company (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of July 17, 2013. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 17, 2013 and with respect to agreement of security purchases and sales, for the period from December 31, 2012 (the date of our last examination), through July 17, 2013.

•	Count and inspection of all securities located in the vault of Wells Fargo Bank in Dallas, Texas;
•	Confirmation of all securities held by institutions in book entry form with Raymond James & Associates, BP Corporation N.A., and Jefferies & Company;
•	Reconciliation of all such securities to the books and records of the Company and the Custodian;
•	Agreement of six security purchases and five security sales or maturities from the books and records of the Company to broker confirmations that occurred between January 1, 2013 through July 17, 2013 as our last report was December 31, 2012.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management's assertion that NGP Capital Resources Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 17, 2013, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of NGP Capital Resources Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

November 14, 2013